March 6, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Attention: Sirimal Mukerjee

Re:	Goodrich Petroleum Corporation and

Goodrich Petroleum Company, L.L.C. (the “Registrants”)

Request for Acceleration of Effectiveness

Registration Statement on Form S-3 (File No. 333-186129) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, the Registrants hereby request that the effectiveness of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective on March 8, 2013, at 3:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrants hereby acknowledge that the disclosure in the Registration Statement is the responsibility of the Registrants. The Registrants hereby further acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call James M. Prince, the Registrants’ outside legal counsel, at (713) 758-3710 with any questions regarding this request for acceleration.

Sincerely,

GOODRICH PETROLEUM CORPORATION

By:	/s/ Michael K. Killelea
Name:	Michael J. Killelea
Title:	Senior Vice President, General Counsel and Corporate Secretary

GOODRICH PETROLEUM COMPANY, L.L.C.

By:	/s/ Michael K. Killelea
Name:	Michael J. Killelea
Title:	Manager

cc:	James M. Prince

Vinson & Elkins L.L.P.